Exhibit 17.1

From: John Pappajohn

Sent: Monday, July 8, 2019 2:11 PM

Subject: Resignation

Dear Jay,

I hereby resign from the board of directors of Cancer Genetics and vote against the agreement with Interface.

Sincerely,

John Pappajohn